UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d–100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

ROUNDY’S, INC.
(Name of Subject Company)

KS MERGER SUB INC.
(Offeror)

THE KROGER CO.
(Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

779268 101
(Cusip Number of Class of Securities)

Christine S. Wheatley, Esq.
Group Vice President, Secretary and General Counsel
1014 Vine Street
Cincinnati, OH 45202
(513) 762-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Michael J. Aiello, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
N/A*	N/A*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: n/a	Filing Party: n/a
Form of Registration No.: n/a	Date Filed: n/a

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ¨

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer by KS Merger Sub Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of The Kroger Co., an Ohio corporation (“Kroger”), to purchase all of the shares of common stock, par value $0.01 per share, of Roundy’s, Inc., a Delaware corporation (“Roundy’s”), that are issued and outstanding at a price of $3.60 per share, net to the seller in cash, without interest, less any applicable withholding taxes, pursuant to an Agreement and Plan of Merger, dated as of November 10, 2015, by and among Purchaser, Kroger and Roundy’s.

Notice to Investors

The tender offer referenced in this press release has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Roundy’s, Inc. (“Roundy’s”), nor is it a substitute for the tender offer materials that The Kroger Co. (“Parent”) and KS Merger Sub Inc. (“Acquisition Sub”), a wholly-owned subsidiary of Parent, will file with the Securities and Exchange Commission (“SEC”) upon commencement of the tender offer. At the time the tender offer is commenced, Parent and Acquisition Sub will file with the SEC tender offer materials on Schedule TO, and Roundy’s will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of shares of Roundy’s are urged to read these documents carefully when they become available, because they will contain important information that holders of Roundy’s securities should consider before making any decision regarding tendering their securities. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Roundy’s at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. Additional copies of the tender offer materials may be obtained at no charge by sending a written request to Parent at The Kroger Co., 1014 Vine Street, Cincinnati, OH 45202-1100, Attention: General Counsel.

EXHIBIT INDEX

Exhibit 99.1	Joint Press Release issued by The Kroger Co. and Roundy’s, Inc. on November 11, 2015

Exhibit 99.2	Discussion Guide, distributed on November 11, 2015

Exhibit 99.3	Talking Points for Senior Officers, distributed on November 11, 2015

Exhibit 99.4	Questions & Answers for Roundy’s Associates, distributed on November 11, 2015

Exhibit 99.5	Questions & Answers for Kroger Associates, distributed on November 11, 2015

Exhibit 99.6	Script for Conference Call with Investors on November 11, 2015

Exhibit 99.7	Transcript from Conference Call with Investors on November 11, 2015